Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 5 DATED DECEMBER 19, 2013

TO PROSPECTUS DATED JULY 31, 2013

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated July 31, 2013 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 3 (which is cumulative and replaces all prior supplements), Supplement No. 4 and this Supplement No. 5.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, changes in laws or regulations or interpretations of current laws and regulations that impact our business, assets or classification as a real estate investment trust, our ability to realize our anticipated return on our energy investment, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward- looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of November 30, 2013, 100,897,360 Units remain unsold. Our offering of Units expires on January 19, 2014, provided that the offering will be terminated if all of the Units are sold before then.

As of November 30, 2013, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	71,829,912	790,129,037	711,116,133

Total	81,353,722	$890,129,037	$801,116,133

RECENT DEVELOPMENTS

Recent Hotel Purchase

On December 5, 2013, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Dallas, Texas. The purchase price for the hotel, which contains 130 guest rooms, was $25.4 million.

The purchase price for this hotel was funded by borrowings under our credit facility.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. (“ASRG”) to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used borrowings under our credit facility to pay approximately $0.5 million to ASRG, representing 2% of the gross purchase price for our recent purchase.

Further information about our recently purchased hotel is provided in other sections below.

Overview of Owned Hotels

As a result of our recent purchase, we currently own 47 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTY

The following information updates the contract information included in our prospectus dated July 31, 2013 for our recently purchased hotel.

Ownership, Leasing and Management Summary

Our recently purchased hotel has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the lessee will be referred to below as the “lessee.”

The hotel is managed under a separate management agreement between the lessee and the manager. For simplicity, the manager will be referred to below as the “manager.”

We have no material relationship or affiliation with the seller or manager, except for the relationship resulting from our purchase, our management agreement for the hotel we own, and any related documents.

The hotel lease agreement and the management agreement are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotel:

Hotel Location	Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
Dallas, Texas	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Texas Services III, Inc.	Texas Western Management Partners, L.P.

Note:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

Hotel Lease Agreement

Our recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 5 years. The lessee has the option to extend its lease term for one additional three-year period, provided it is not in default at the end of the initial term.

The lease provides for annual base rent and percentage rent. Shown below are the annual base rent and the lease commencement date for our recently purchased hotel:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Dallas, Texas	Homewood Suites	$1,161,000	December 5, 2013

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees.

Management Agreement

Our recently purchased hotel is being managed by the manager under a separate management agreement between the manager and the lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotel and the market in which it operates. Our leasing subsidiary may terminate the management agreement if the manager fails to achieve certain performance levels.

Franchise Agreement

The recently purchased hotel is franchised by Hilton Worldwide or one of its affiliates, and there is a franchise license agreement between the lessee (as specified in the previous section) and Hilton Worldwide or an affiliate. The franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the franchise license agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTY

Our recently purchased hotel offers guest rooms and suites, together with related amenities, that are consistent with its operations. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotel:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
Dallas, Texas	Homewood Suites	130	$25,350,000	$209-229	$23,364,900	December 5, 2013

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers. Rates reflected were in effect at acquisition.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information(a)

PART A

Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
		2008	2009	2010	2011	2012
Dallas, Texas	Homewood Suites	n/a	n/a	n/a	n/a	n/a

PART B

Hotel Location	Franchise	Revenue per Available Room/Suite ($)
		2008	2009	2010	2011	2012
Dallas, Texas	Homewood Suites	n/a	n/a	n/a	n/a	n/a

Note for Table 2:

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). There is no data prior to 2013 because the hotel was under construction and did not open until October 2013. See Table 1. General Information above for the date the hotel was acquired.

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year(b)	Real Property Tax Rate(a)	Real Property Tax(c)
Dallas, Texas	Homewood Suites	2013	2.9%	$82,933

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	Represents a calendar year.

(c)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.